Exhibit 1A-6A

January 9, 2018

Casoro Capital Partners, LLC

Todd Marney

Vice President, Portfolio Management

9050 Capital Of Texas Hwy

Bldg 3, Suite 320

Austin, TX 78759

Re: Engagement Letter

Dear Todd:

Thank you for choosing Mainstream Fund Services, Inc. (“MAINSTREAM”) to provide full accounting and administration services (the “Services”) to Multi-Housing Income REIT, Inc. (the “Fund(s)”) on behalf of Casoro Capital Partners, LLC (the “Client”) its Manager, with services commencing January 15, 2018 (“Effective Date”).

This letter (“Engagement Letter”) describes the scope of the Services, the respective responsibilities of MAINSTREAM and the Client relating to the engagement and the fees MAINSTREAM expects to charge for such Services. The Scope of Services related to this engagement is consistent with that which was outlined in the Fee Estimate dated December 21, 2017. Any additional services requested by the Client will be the subject of a separate engagement and will be documented accordingly

SCOPE OF SERVICES

SET-UP AND IMPLEMENTATION

➢	Review fund legal documentation

➢	Review fee and expense calculations (management fee, incentive fees, and other expenses)

➢	Create Accounting/Administration Database: G/L, calculations, and allocation models

➢	Work with Juniper Square to coordinate data feed process into our G/L

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Casoro Capital Partners

ACCOUNTING AND ADMINISTRATION SERVICES

➢	Maintain full G/L for the entity

➢	Via a transmitted feed from Juniper Square record investor subscriptions and redemptions on a quarterly basis. Prepare all investor allocations including calculation and allocation of management fees and other Fund expenses

➢	On a quarterly basis calculate the NAV / Price Per Share; reconcile equity inflows/outflows to/from each Investment; record income and expense accruals; calculate management fees; prepare journal entries to record all cash transactions; record other GAAP adjustments (e.g. fair value of investments); process quarterly closing of trial balance; prepare all supporting work papers; standard investor statements (cash flows, balance, price per share)

➢	On an annual basis prepare GAAP financial statements (balance sheet, income statement, statement of partners’ capital, and statement of cash flows) and related footnote disclosures

➢	Treasury services: coordinate and support money movements with Casoro for wire processes for expenses, investments, and investor redemptions

➢	Annual audit/tax support: work with external audit/tax team in providing the annual financial statements, provide all supporting work papers, maintain audit schedule, and respond to all open items and testing samples

➢	Compliance support: work with Casoro to provide necessary data for regulatory filings

INVESTOR SERVICES

➢	Maintain investor names only in CRM (all other CRM data will be in Juniper Square)

➢	AML / KYC procedures - ongoing compliance (investor names through watch list and new media daily)

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Casoro Capital Partners

ACKNOWLEDGEMENTS AND AGREEMENTS

The key objective of this engagement is to prepare financial statements of the Fund in accordance with accounting principles generally accepted in the United States of America based on information provided by you. We understand that the Fund will be audited by CohnReznick. We will conduct this engagement in accordance with Section 70 of Statements on Standards for Accounting and Review Services No. 21 (“SSARS21”) promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (“AICPA”) and comply with the AICPA’s Code of Professional Conduct, including the ethical principles of integrity, objectivity, professional competence, and due care. The Client acknowledges that an engagement performed in accordance with Section 70 of SSARS21 is a non-attest service and does not constitute an audit, review, or a compilation engagement.

We are not required to, and will not, verify the accuracy or completeness of the information you will provide to us for the engagement or otherwise gather evidence for the purpose of expressing an opinion or a conclusion. Accordingly, we will not express an opinion or a conclusion or provide any assurance on the financial statements of the Fund. Our engagement cannot be relied upon to identify or disclose any financial statement misstatements, including those caused by fraud or error, or to identify or disclose any wrongdoing within the entity or noncompliance with laws and regulations.

The Services to be performed by MAINSTREAM have been established by mutual agreement and can be changed or modified in the same manner. MAINSTREAM will promptly inform the Client of any circumstances that warrant a change in the scope of the specific services to be provided, and similarly, the Client agrees to notify MAINSTREAM promptly if modifications to the Services are requested.

CLIENT RESPONSIBILITIES

The Services are conducted on the basis that Client acknowledges and understands that our role includes the preparation of the financial statements in accordance with SSARS21 and accounting principles generally accepted in the United States of America along with the Services. The Client has the following overall responsibilities that are fundamental to MAINSTREAM’s undertaking to prepare the financial statements of the Fund in accordance with Section 70 of SSARS21:

1)	The selection of accounting principles generally accepted in the United States of America as the financial reporting framework to be applied in the preparation of the financial statements;

2)	The prevention and detection of fraud within the Client and/or the Fund;

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Casoro Capital Partners

3)	To ensure that the Client and/or the Fund comply with the laws and regulations applicable to its activities;

4)	The accuracy and completeness of the records, documents, explanations, and other information, including significant judgments, you provide to use in preparing the financial statements;

5)	To provide MAINSTREAM with:

a)	Documentation and other related information that is required to prepare and present the financial statements of the Fund, and

b)	Additional documentation and information that may be reasonably requested for the purpose of preparing the financial statements and reasonable access to persons associated with the Client of whom we determine necessary to communicate.

The financial statements will not be accompanied by a report; however, you agree that the financial statements delivered by MAINSTREAM will clearly (i) indicate that such statements are unaudited and on which no assurance is provided (specific language to be mutually agree upon), and (ii) include any disclosures deemed necessary by MAINSTREAM (to be mutually agreed upon).

Set-Up and Implementation	Fees

Fund Structure (one-time fee)	$2,500

Accounting, Administration and Investor Services	Quarterly Fees

Funds:

Multi-Housing Income REIT, Inc.
Greater of minimum fee* or basis points:	$7,500
NAV < $25,000,000	1/4 of 11bps
NAV $25,000,001 to $75,000,000	1/4 of 9bps
NAV > $75,000,001	1/4 of 7bps

* Reduce minimum fee to $5,000 per quarter for first 6 quarters, Fees start when $3million minimum is transferred to the REIT for investing

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Casoro Capital Partners

TERM

The initial term of the agreement is from the Effective Date until December 31, 2019 (the “Termination Date”). After the initial term either party has the right to cancel the Agreement upon ninety (90) days written notice.

ACCEPTANCE

This Engagement Letter including all exhibits, together with the General Business Terms attached hereto, constitutes the entire agreement between Client and MAINSTREAM with respect to this engagement, supersedes all other oral and written representations, understandings, or agreements relating to this engagement, and may not be amended except by the mutual written agreement of both the Client and MAINSTREAM.

Please indicate your acceptance by signing in the space provided below and returning a copy of this Engagement Letter to MAINSTREAM. Thank you for giving MAINSTREAM the opportunity to serve you. If you have any questions regarding the Services described in this Engagement Letter, or if you require any other assistance from MAINSTREAM, please feel free to contact me at (908) 967-8803.

Very truly yours,

/s/ Jay Maher
Mainstream Fund Services, Inc.
By:	Jay Maher
Title:	CEO, Private Equity, Venture Capital, Real Estate
Date:

AGREED AND ACCEPTED

/s/ B. Todd Marney
Casoro Capital Partners, LLC
BY:	B. Todd Marney
Title:	VP-Portfolio Management
Date:	1/29/2018

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Casoro Capital Partners

MAINSTREAM GENERAL BUSINESS TERMS

1. Services: It is understood and agreed that services (the “Services”) provided by MAINSTREAM under the engagement letter to which these terms are attached (the “Engagement Letter”) may include advice and recommendations, but all decisions in connection with the implementation of such advice and recommendations shall be the responsibility of, and made by, the Client.

2. Payment of Invoices: MAINSTREAM’s invoices are due within thirty (30) days of the invoice date. Without limiting its rights or remedies, MAINSTREAM shall have the right to halt or terminate the Services entirely if payment is not received within thirty (30) days of the invoice date.

3. Limitation on Warranties: This is a services engagement. MAINSTREAM warrants that it shall perform the services in good faith and with reasonable and due professional care. MAINSTREAM disclaims all other warranties, either express of implied, including, without limitation, warranties of merchantability and fitness for a purpose. The Client’s exclusive remedy for any breach of this warranty shall be for MAINSTREAM, upon receipt of written notice, to use diligent efforts to cure such breach, or, failing any cure in a reasonable period of time, the return of professional fees paid to MAINSTREAM hereunder.

4. Limitation on Damages: The Client agrees that, with the exception of paragraph 9 herein, MAINSTREAM and its personnel shall not be liable to the Client for any claims, liabilities or expenses relating to this engagement (“Claims”) for an aggregate amount in excess of the fees paid by the Client to MAINSTREAM pursuant to this engagement, except to the extent determined in accordance with Paragraph 12 to have resulted from the gross negligence, bad faith, fraud, violation of law or intentional misconduct (“Bad Acts”) of MAINSTREAM or its officers, directors, employees, agents, representatives or attorneys (collectively “Representatives”). In no event, shall any party be liable for any consequential, punitive or exemplary loss, damage or expense relating to this engagement. In circumstances where all or any portion of the provisions of this paragraph are finally determined in accordance with Paragraph 12 to be unavailable, the aggregate liability of MAINSTREAM or its personnel for any Claim shall not exceed an amount which is proportional to the relative fault that their conduct bears to all other conduct giving rise to such Claim. For purposes of this Engagement Letter and these terms, the term “gross negligence” shall mean “gross negligence” as interpreted by the courts of the State of New York as of the date hereof.

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Casoro Capital Partners

5. Client Responsibilities: The Client shall cooperate with MAINSTREAM in the performance of the Services, including, without limitation, providing MAINSTREAM with reasonable access to facilities and timely access to data, information and personnel of the Client. The Client shall be responsible for the performance of its personnel and agents and for the accuracy and completeness of all data and information provided to MAINSTREAM for purposes of the performance by MAINSTREAM of the Services. The Client acknowledges and agrees that MAINSTREAM’s performance is dependent upon the timely and effective satisfaction of the Client’s responsibilities hereunder and timely decisions and approvals of the Client in connection with the Services. MAINSTREAM shall be entitled to rely on all decisions and approvals of the Client. The Client shall be solely responsible for, among other things: (a) making all management decisions and performing all management functions; (b) designating an individual who possesses suitable skill, knowledge, and/or experience, preferably within senior management, to oversee the Services; (c) evaluating the adequacy and results of the Services performed; and (d) establishing and maintaining internal controls, including, without limitation, monitoring ongoing activities.

6. Force Majeure: Except for the payment of money, neither party shall be liable for any delays or nonperformance directly or indirectly resulting from circumstances or causes beyond its reasonable control, including, without limitation, acts or omissions or the failure to cooperate by the other party (including, without limitation, entities or individuals under its control or any of their respective officers, directors, employees, other personnel and agents), acts or omissions or the failure to cooperate by any third party, fire, epidemic or other casualty, act of God, strike or labor dispute, war or other violence or any law, order or requirement of any governmental agency or authority.

7. Limitation on Actions: No action, regardless of form, relating to this engagement (other than to enforce paragraph 9), may be brought by either party more than two years after the cause of action has accrued, except that an action for nonpayment may be brought by a party not after more than one year following the date of the last payment due to the party bringing such action.

8. Independent Contractor: It is understood and agreed that each party hereto is an independent contractor and that neither party is, nor shall he considered to be, the other’s agent, distributor, partner, fiduciary, joint venturer, co-owner or representative. Neither party shall act or represent itself, directly or by implication, in any such capacity or in any manner assume or create any obligation on behalf of, or in the name of, the other.

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Casoro Capital Partners

9. Confidentiality: To the extent that, in connection with this engagement, MAINSTREAM comes in to possession of any financial information, tax return information, trade secrets or other proprietary or confidential information of the Client, the Fund, any investors in the Fund or any of their respective affiliates, MAINSTREAM will not disclose such information, and will cause its Representatives to not disclose such information, to any third party without the Client’s prior consent. MAINSTREAM will treat all such information with no less level of care than it uses to protect its own most confidential information. The Client hereby consents to MAINSTREAM disclosing such information (a) as may be required by law, regulation, judicial or administrative process, or in connection with litigation pertaining hereto so long as prior written notice of such disclosure or request for disclosure is given to Client; or (b) to the extent such information shall have otherwise become publicly available (including, without limitation, any information filed with any governmental agency and available to the public) other than as the result of a disclosure by MAINSTREAM or its Representatives in breach hereof. Notwithstanding anything to the contrary herein, the Client acknowledges that MAINSTREAM, in connection with performing the Services, may develop or acquire experience, skills, know-how, and ideas that are retained in the unaided memory of its personnel. The Client acknowledges and agrees that MAINSTREAM may use and disclose such experience, skills, know-how and ideas so long as such disclosure does not involve information specific to the Client, the Fund, and/or any investors in the Fund, or any of their respective affiliates.

Notwithstanding anything contained herein to the contrary, MAINSTREAM may transmit information to Client or its representatives by e-mail over the Internet. The Client agrees that, unless it specifically instructs MAINSTREAM in writing not to use such transmissions, any breach of confidentiality that occurs thereby shall not be deemed a breach of MAINSTREAM’s obligations. Additionally, as applicable, MAINSTREAM may also use third-party software under licensing agreements, to prepare deliverables for the Client (including but not limited to tax returns), as well as third-party vendor electronic storage. Information contained in such deliverables and electronic storage is maintained and archived on the vendor’s servers. The Client agrees that any breach of confidentiality as a result of the maintenance and storage of such information under these arrangements shall not be deemed a breach of MAINSTREAM’s obligations.

10. Survival and Interpretation: The agreements and undertakings of MAINSTREAM and the Client contained in the Engagement Letter, together with all paragraphs herein relating to payment of invoices, limitations on warranties, limitations on damages, limitations on actions, confidentiality, survival and interpretation, assignment and subcontracting, waiver of jury trial, indemnification, governing law, venue, jurisdiction and severability, information and data, and third parties and internal use shall survive the expiration or termination of this engagement. Except with respect to Paragraph 9, the Client acknowledges and agrees that no affiliated or related entity of MAINSTREAM, whether or not acting as a subcontractor (or such entity’s personnel) shall have any liability hereunder to the Client or any other person, and the Client will not bring any action against any such affiliated or related entity of MAINSTREAM (or such entity’s personnel) in connection with this engagement. Without limiting the foregoing, affiliated and related entities of MAINSTREAM are intended to be third-party beneficiaries of these terms. Any affiliated or related entity of MAINSTREAM may in its own right enforce such terms, agreements and undertakings. The provisions of paragraphs 3, 4, 6, 9, 10, 12, 13, 14 and 16, hereof shall apply to the fullest extent of the law, whether in contract, statute, tort (such as negligence), or otherwise, notwithstanding the failure of the essential purpose of any remedy.

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11. Assignment and Subcontracting: Neither party may assign, transfer or delegate any of its rights or obligations hereunder (including, without limitation, interests or Claims) without the prior written consent of the other party.

12. Dispute Resolution: Any dispute, controversy, or claim arising out of or relating to the Services or the performance or breach of this Engagement Letter (including disputes regarding the termination, validity or enforceability of this Engagement Letter) or any prior services or agreements between the parties shall be finally resolved by arbitration in accordance with the International Institute for Conflict Prevention and Resolution (“IICPR”) Rules for Non-Administered Arbitrations by a panel of three arbitrators, one chosen by each party, and the third selected by the two party-selected arbitrators. The arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. §§ 1 et seq., and judgment upon the award rendered by the arbitrators may be entered by any court having jurisdiction thereof. The arbitration hearings will take place in New York, New York unless the parties agree to a different locale. The arbitration panel shall have no authority to award non-monetary or equitable relief, and any monetary award shall not include punitive damages. Such arbitration shall be binding and final. In agreeing to arbitration, the parties acknowledge that in the event of any dispute (including a dispute over fees) the parties are giving up the right to have the dispute decided in a court of law before a judge or jury and instead the parties are accepting the use of arbitration for resolution, except for Client’s continuing right to seek injunctive enforcement of paragraph 9 in court.

13. Indemnification: Client and Fund shall indemnify and hold harmless MAINSTREAM and its personnel from all Claims directly arising from this engagement, except to the extent to have resulted from MAINSTREAM’s Bad Acts.

14. Governing Law, Venue, Jurisdiction and Severability: The Engagement Letter, including these General Business Terms shall be governed by, and construed in accordance with, the laws of the State of New York (without giving effect to the choice of law principles thereof). If any provision of such terms or the Engagement Letter is found by the Arbitrators referred to in Paragraph 12 to be unenforceable, such provision shall not affect the other provisions, but such unenforceable provision shall be deemed modified to the extent necessary to render it enforceable, preserving to the fullest extent permissible the intent of the parties set forth herein.

15. Information and Data: MAINSTREAM shall be entitled to assume, without independent verification, the accuracy of all representations, assumptions, information and data that the Client and its representatives provide to MAINSTREAM. Except as specifically agreed to in writing, MAINSTREAM shall not assume any responsibility for any financial reporting to government agencies with respect to the Services. The Client shall be responsible for all financial information and statements provided by or on behalf of the Client with respect to any of the Services. MAINSTREAM shall have no responsibility to address any legal matters or questions of law, other than tax law.

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16. Third Parties and Internal Use: MAINSTREAM has not placed any limitations on the Client’s disclosure of the tax treatment or tax structure associated with tax services which may be provided by MAINSTREAM. Nothing in this paragraph shall be construed as limiting or restricting disclosure of the tax treatment or tax structure of the transaction as described in Rule 3501(c)(i) of PCAOB Release 2005-014 or Internal Revenue Code (“IRC”) sections 6011 and 6111 and related Internal Revenue Service (“IRS”) guidance. All Services shall be solely for the Client’s informational purposes and internal use, and this engagement does not create privity between MAINSTREAM and any person or party other than the Client (“Third Party”). This engagement is not intended for the express or implied benefit of any Third Party. Unless otherwise agreed to in writing by MAINSTREAM, no Third Party is entitled to rely, in any manner or for any purpose, on the advice, opinions, reports or other services of MAINSTREAM.

17. MAINSTREAM Personnel: During the term of this engagement and for a period of one year after the Services are completed, the Client agrees not to solicit or hire any of MAINSTREAM’s engagement personnel without MAINSTREAM’s written consent. A loss of one of MAINSTREAM’s employees in such a manner not only adds significantly to MAINSTREAM’s operating costs, but it could also pose a threat to MAINSTREAM’s independence, to the extent it is necessary and/or applicable. If the Client violates this provision it agrees to pay MAINSTREAM a fee of no less than 30% of the annualized cost to MAINSTREAM applicable to such employee.

18. Non-Solicitation: During the term of this engagement, MAINSTREAM agrees not to solicit business from any underlying fund manager that the Client invest in without the prior written consent of the Client.

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